PANACHE BEVERAGE, INC.

40 W. 23rd Street, 2nd Floor

New York, NY 10001

December 9, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

ATTN: Larry Spirgel

Assistant Director

Re:  Panache Beverage, Inc.

Preliminary Information Statement on Schedule 14C

Filed October 11, 2011

File No. 000-52670

Ladies and Gentlemen:

Thank you for your comment letter dated October 25, 2011, with respect to our Preliminary Information Statement on Schedule 14C. The revised Preliminary Information on Schedule 14C of Panache Beverage, Inc., a Florida corporation (the “Company”) incorporates our responses to your comments, and this letter sets forth each of your comments with our responses below.

General

1. We note your disclosure on page eight that you believe the present course of your business operations will need to be re-evaluated and that you anticipate changes to your business operations that may require you to issue new shares. Please clarify why you believe your current business operations will need to be re-evaluated and discuss what changes you anticipate making to your business operations. Also, disclose all plans, commitments, arrangements, understandings or agreements to issue any shares that will be made available pursuant to the proposed increase in authorized shares. Finally, given the disclosure in Schedule 14C discussing anticipated changes to your business operations, please also provide an analysis as to why you believe you are not required to provide all of the information of Items 11, 13 and 14 of Schedule 14A in the Schedule 14C. Refer to Item 1 of Schedule 14C and Note A to Schedule 14A.

Response 1: Thank you for your observations. Unfortunately, we have a misunderstanding with the Commission. We do not intend to make any changes to our business operations that may require us to issue new shares, and we will clarify this in our Preliminary Information Statement on Schedule 14C. In addition, we have no plans, commitments, arrangements, understandings or agreements to issue any shares that will be made available pursuant to the proposed increase in authorized shares. We will clarify this in our Preliminary Information Statement on Schedule 14C. Finally, we do not believe that Note A to Schedule 14A makes us provide all of the information of Items 11, 13 and 14 of Schedule 14A in the Schedule 14C. Note A provides that where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of that schedule, the information called for by such other items also shall be given. In our case, there are no other matters with respect to which information is called for by other items of Schedule 14A contained in our Preliminary Information Statement on Schedule 14C, which might call for information. We are simply increasing our authorized capital, which is a prudent matter of corporate finance, without any plans to issue the shares with the exception of the convertible preferred shares, which, by the way, must be authorized by shareholder vote under Florida law, and we will clarify the purpose of that issuance in our Preliminary Information Statement on Schedule 14C. We do not intend to make any changes to our business operations, as stated above.

2. Please revise to provide disclosure relating to the potential for dilution that the proposed increase in the amount of authorized shares may have. You should address the impact on stock price, the significant dilution of voting rights and earnings per share. Please also disclose the possible anti-takeover effects of such action.

Response 2: We have revised the disclosure as follows to address the dilutive effect and the possible anti-takeover effects from the proposed increase in the amount of authorized shares.

As a result of the proposed increase in the amount of authorized shares, we will have the ability to issue shares of Preferred Stock without additional shareholder approval. Doing so will have an impact on stock price, a significant dilutive effect on the equity, earnings per share, and voting power of our existing shareholders because the holders of the Class A CP Stock shall be entitled to 1) receive cumulative cash dividends at the rate of 4% per annum of the Stated Value of $.50 per share before any dividend on Common Stock; 2) be converted in whole into Common Stock at any time at a ratio of 1 to 2; and 3) the right to five votes for each share of Common Stock into which such Class A CP Stock could then be converted.

We also will have anti-takeover ability after the proposed increase in the amount of authorized shares due to the conversion right and voting right of Preferred Stock holders.

In connection with responding to these comments, we acknowledge that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions. We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ James Dale

James Dale

Chairman and Chief Executive Officer

cc: Harold H. Martin, Esq.